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Streamline 66 ✔ @streamline66 · 1h

A decade of disappointment is more than enough for Phillips 66 (NYSE: PSX) shareholders. Vote the GOLD card FOR Elliott's highly qualified Board nominees and proposal calling for annual elections for all Board seats. #Streamline66

PHILLIPS 66'S DECADE OF DISAPPOINTMENT

Phillips 66 Cumulative Total Return vs. Valero and Marathon Petroleum

1-YEAR	5-YEAR	10-YEAR
-9%	-97%	-163%

Source: Bloomberg as of February 7, 2025.

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STREAMLINE 66

A Decade of Disappointment for Phillips 66 Shareholders | Elliott

From streamline66.com